April 19, 2023

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Erin Donahue, Esq. and Erin Purnell, Esq.

Division of Corporation Finance

Office of Manufacturing

Re:	Imperalis Holding Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed February 9, 2023 File No. 333-267897

Ladies and Gentlemen:

On behalf of Imperalis Holding Corp. (the “Company”), we are filing through EDGAR one complete copy of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amendment”), for the registration of the Company’s common stock and warrants to be distributed as a dividend payable to the stockholders of Ault Alliance, Inc. (formerly BitNile Holdings, Inc.), including one complete copy of the exhibits listed as filed therewith.

The Amendment responds to the comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) in its comment letter dated February 24, 2023, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on February 9, 2023, as discussed below.

Courtesy copies of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided by email directly to the staff for its convenience (attention: Erin Donahue, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before the Company’s responses thereto.

Amendment No. 1 to Form S-1

Cover Page

1.	Please add the common stock to be issuable upon exercise of the warrants to the cover page of the prospectus.

Response: As requested by the staff, the cover page of the prospectus has been revised to reflect at the top the shares of common stock issuable upon exercise of the warrants being distributed.

Executive Compensation, page 54

2.	Please update your Summary Compensation Table to include the year ended December 31, 2022.

Response: As required, the Summary Compensation Table has been updated to include the year ended December 31, 2022. See page 53.

General

3.	Please include your audited financial information for the year ended December 31, 2022 in your next amendment.

Response: As noted, the Amendment includes the Company’s audited financial information for the year ended December 31, 2022.

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The Company has a strong interest in setting the record date for a May distribution and respectfully requests the staff’s review of the Amendment on an expedited basis to accommodate this timing.

Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to me (tel.: (408) 455-3325) or to Spencer G. Feldman, counsel to the Company (tel.: (212) 451-2234).

Sincerely,

/s/ Amos Kohn

Amos Kohn
Chief Executive Officer